August 7, 2008
Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	NewBridge Bancorp Form 10-K for the Fiscal Year Ended December 31, 2007 Form 10-Q for the Quarterly Period Ended March 31, 2008 File No. 000-11448
Dear Mr. Cline:
     I refer to your letter to Mr. Robert F. Lowe, dated July 24, 2008.
With regard to Item 1:
The total allowance for loan losses reflected in the financial statements of FNB Financial Services Corporation (“FNB”) as of July 31, 2007, was approximately $12.2 million. Prior to the merger, NewBridge Bancorp (the “Company”) engaged an independent third party credit review specialist firm to evaluate credit quality and assist in assessing the credit condition and collectibility of the loan portfolio. As a result of this review and other internal analyses, approximately $1.9 million of the allowance was allocated to specific reserves for loans which were measured under the provisions of SFAS No. 114, Accounting by Creditors for Impairment

Mr. Paul Cline
August 7, 2008

of a Loan. Under the provisions of SOP 03-3, these reserves were reported as part of the net value of loans acquired in the merger. The remaining amount of approximately $10.3 million of allowance was deemed to be not subject to the terms of SOP 03-3 because this allowance relates to homogeneous pools of loans and is measured under the provisions of SFAS No. 5, Accounting for Contingencies, and not SOP 03-3.
With regard to Item 2:
After further review of the provisions of SFAS No. 157, Fair Value Measurements, the Company proposes to modify its disclosure of assets measured at fair value, beginning with the Form 10-Q for the period ended June 30, 2008. Since impaired loans are measured on a non-recurring basis, it is proposed that the fair value of impaired loans be presented in the table of assets measured at fair value, non-recurring. The proposed presentation in the Company’s Form 10-Q for the period ended June 30, 2008 is as follows:
The table below presents the assets measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset (in thousands):
June 30, 2008- Assets measured at fair value, recurring

	Quoted prices in active	Significant other	Significant
	markets for identical assets	observable inputs	unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
Available for sale securities	$118,780	$87,337	—
Mortgage loans held for sale	—	10,391	—
Total	$118,780	$97,728	—

The table below presents the assets measured at fair value on a non-recurring basis categorized by the level of inputs used in the valuation of each asset (in thousands):

Mr. Paul Cline
August 7, 2008

June 30, 2008- Assets measured at fair value, non-recurring

	Quoted prices in active	Significant other	Significant
	markets for identical assets	observable inputs	unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
Impaired loans, net of allowance	—	—	$47,183
Total	—	—	$47,183

     As requested by you, on behalf of the Company, I acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your assistance.
Very truly yours,
/s/ Pressley A. Ridgill
Pressley A. Ridgill
Chief Executive Officer
NewBridge Bancorp